SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934


                           SPECIAL METALS CORPORATION
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                  84741Y 10 3
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 27, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           TIMET Finance Management Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Titanium Metals Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Tremont Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NL Industries, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valmont Insurance Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Vermont

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER
                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER
                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           EP


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold Simmons Foundation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,848,484

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           23.9%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  84741Y 10 3

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [   ]

      (b)  [ X ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,848,484
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,848,484

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN

                                  SCHEDULE 13D

Item 1.   Security and Issuer.

     This statement (this "Statement") relates to shares of the common stock, $0.01 par value per share (the "Shares"), of Special Metals Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4317 Middle Settlement Road, New Hartford, New York 13413.

Item 2.   Identity and Background.

     (a) This Statement is filed by TIMET Finance Management Company ("TFMC") as the direct holder of 1.6 million shares (the "Preferred Shares") of the Company's 6.625% Series A Senior Convertible Preferred Stock, par value $0.01 per share. The Preferred Shares will become convertible into Shares under certain circumstances, at the earliest on January 26, 1999. This summary of the terms of the Preferred Shares is qualified in its entirety by reference to the terms of the Preferred Shares set forth Certificate of Designations for the 6.625% Series A Senior Preferred Stock (Liquidation Amount $50.00 Per Share) of the Company filed by the Company on October 28, 1998 with the Secretary of State of the State of Delaware (the "Certificate of Designations"), which Certificate of Designations is filed a Exhibit 1 attached hereto and incorporated herein by reference.

     By virtue of the direct and indirect ownership of securities of TFMC (as described below in this Statement), this Statement is also filed by (i) Titanium Metals Corporation ("TIMET"), Tremont Corporation ("Tremont"), NL Industries, Inc. ("NL"), Valmont Insurance Company ("Valmont"), Valhi, Inc. ("Valhi"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (ii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively with TFMC, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Upon conversion of the Preferred Shares held directly by TFMC, TFMC will receive 4,848,484 Shares, subject to adjustment as provided in the Certificate of Designations. For purposes of this Statement, the percentage of the outstanding Shares that the Reporting Persons own is calculated based on the 15,479,000 Shares that the Company reported as outstanding as of November 2, 1998 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 plus the 4,848,484 Shares that TMFC can acquire in the aggregate upon conversion of the Preferred Shares, or 20,327,484 Shares (the "Adjusted Outstanding Shares"). Based on the Adjusted Outstanding Shares, TFMC has the right to acquire upon conversion of its Preferred Shares 23.9% of the Adjusted Outstanding Shares.

     TIMET is the direct holder of 100% of the outstanding shares of TFMC and may be deemed to control TFMC. Tremont is the direct holder of 33.5% of the outstanding common stock of TIMET and has an option to purchase an additional 4.8% of TIMET's outstanding common stock expiring on February 15, 1999. Tremont may be deemed to control TIMET. Valhi, the Foundation, NL, Valmont and the CMRT are the direct holders of approximately 48.4%, 3.9%, 0.6% 0.5% and 0.1%, respectively, of the outstanding shares of common stock of Tremont. Valhi may be deemed to control Tremont. Valhi and Tremont are the direct holders of approximately 57.8% and 19.6%, respectively of the outstanding common stock of NL and together may be deemed to control NL. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. VGI, National, Contran, the Foundation and the CMRT are the direct holders of 81.9%, 9.5%, 0.8%, 0.5% and 0.1% of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National.
Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 66.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Harold C. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The CMRT directly holds approximately 0.1% of each of the outstanding shares of Tremont and Valhi common stock. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 3.9% of the outstanding Tremont common stock and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and NL as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above (excluding the Company) and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares beneficially owned by TFMC. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 3,747 shares of Tremont common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b)  The principal office of TFMC is 300 Delaware Avenue, 9th Floor,
Wilmington, Delaware   19801.  The principal offices of TIMET and Tremont are
1999 Broadway, Suite 4300, Denver, Colorado   80202.  The principal office of NL
is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060. The principal office of Valmont is Five Burlington Square, 4th Floor, Burlington, Vermont 05401. The principal offices of Valhi, VGI, National, NOA, Dixie Holding, Southwest, Dixie Rice, Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) TFMC is principally engaged in holding securities of the Company and other investments.

     TIMET is principally engaged in the production of titanium metal products.

     NL is principally engaged in the production of titanium dioxide pigments.

     In addition to the activities engaged in through TIMET and NL, Tremont is engaged through other companies in real estate development.

     Valmont is principally engaged in insuring certain casualty and property risks of its parent and affiliate corporations or entities.

     In addition to activities engaged in through Tremont, TIMET NL and Valmont, Valhi is engaged through other companies in the ergonomic computer support systems, precision ball bearing slides, locking systems and waste management industries.

     In addition to activities engaged in through Valhi and the other companies they may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable;
(ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

     The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Foundation is a tax-exempt foundation organized for charitable purposes.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National, Valhi, TFMC, Tremont and TIMET are Delaware corporations. Valmont is a Vermont corporation. NL is a New Jersey corporation. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.   Source and Amount of Funds or Other Consideration.

     The total amount of funds TFMC used to acquire the Preferred Shares was $80 million. TFMC used its available working capital for such funds. As discussed above, the Preferred Shares provide TFMC the right for no further consideration to convert the Preferred Shares into 4,848,484 Shares in the aggregate, subject to certain conditions and to adjustment as provided in the Certificate of Designations. The terms and conditions of TFMC's purchase of the Preferred Shares are set forth in the Investment Agreement dated as of July 8, 1998 among the Company, TFMC and TIMET as amended by the Amendment to Investment Agreement dated October 28, 1998 among the same parties, both of which are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference (collectively, the "Investment Agreement").

     The Reporting Persons understand that the funds required by each person named in Schedule A to this Statement to acquire Shares were from such person's personal funds.

Item 4.   Purpose of Transaction.

     On October 28, 1998, the Company completed the acquisition of the Inco Alloys International high performance nickel alloys and related business (the "Acquisition"). The Company's sale of the Preferred Shares to TFMC concurrently with the Acquisition partially financed the Acquisition.

     The holders of the Preferred Shares are entitled to receive cumulative cash dividends, when and as declared by the board of directors of the Company, at the rate of 6.625%, payable quarterly, subject to certain adjustments set forth in the Certificate of Designations in certain events of non-payment for more than six quarters. The Company may redeem the Preferred Shares at any time after October 28, 2001, at decreasing redemption prices starting with 103.975% of the liquidation amount if the Preferred Shares are redeemed after October 28, 2001. The Preferred Shares are subject to mandatory redemption on April 28, 2006, at 100% of the liquidation amount, plus accumulated and unpaid dividends. The Company is also obligated to repurchase the Preferred Shares upon a change of control of the Company, subject to the terms set forth in the Credit Agreement dated October 28, 1998 among the Company, certain lenders and Credit Lyonnais New York Branch as Issuing Bank and Agent (the "Credit Agreement"), which establishes for the Company a $375 million bank credit facility (the "Credit Agreement").

     The Preferred Shares are convertible into such number of whole Shares as is equal to the aggregate liquidation amount of such shares (based on $50 plus all accumulated and unpaid dividends per Preferred Share) divided by $16.50 per Preferred Share, subject to certain adjustments set forth in the Certificate of Designations.

     Pursuant to a Voting Agreement dated October 28, 1998 (the "Voting Agreement"), so long as TFMC holds Preferred Shares representing at least 10% of the outstanding voting securities of the Company, assuming for such purpose that the Preferred Shares held by TFMC have been converted into Shares, the Company's three principal stockholders, which collectively own a majority of the outstanding Shares, agreed to vote their Shares in favor of a designee that TFMC is entitled to nominate to the board of directors of the Company. TFMC's designee, Andrew R. Dixey, chief operating officer of TIMET, has been elected to the Company's board of directors pursuant to the Voting Agreement as a Class II director with a term expiring at the next annual meeting of the board of directors.

     TFMC is entitled to certain demand registration rights for its Preferred Shares pursuant to a registration rights agreement, dated October 28, 1998 (the "TFMC Registration Rights Agreement"), between TFMC and the Company and TFMC is entitled to certain piggy-back registration rights for is Preferred Shares pursuant to the TFMC Registration Rights Agreement.

     The foregoing descriptions are qualified in their entirety by reference to the Certificate of Designations, the Investment Agreement, the Credit Agreement, the Voting Agreement and the TFMC Registration Rights Agreement, copies of which are attached hereto as Exhibits 1 through 6, respectively, and each of which is incorporated herein by reference.

     TFMC purchased the Preferred Shares in order to acquire an equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, other than the CMRT, may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     The Reporting Persons understand that prior purchases, if any, of Shares by persons named in Schedule B to this Statement were made for the purpose of each such person's personal investment.

     Mr. Andrew R. Dixey, a director of the Company who is also an executive officer of TIMET, may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) TFMC may be deemed to be the beneficial owner of 4,848,484 Shares obtainable upon conversion of the Preferred Shares held by TMFC.

     By virtue of the relationships described under Item 2 of this Statement, TIMET, Tremont, NL, Valmont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT, the Foundation and Harold C. Simmons may each be deemed to be the beneficial owner of the 4,848,484 Shares (approximately 23.9% of the Adjusted Outstanding Shares) deemed to be beneficially owned by TFMC.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

     (b) By virtue of the relationships described in Item 2, TFMC, TIMET, Tremont, NL, Valmont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT, the Foundation and Mr. Harold C. Simmons may each be deemed to share the power to vote and direct the disposition of the 4,848,484 Shares beneficially owned by TFMC.

     (c) On October 28, 1998, TFMC purchased 1.6 million Preferred Shares from the Company for $80 million in a privately negotiated transaction pursuant to the Investment Agreement. During the last 60 days no other transactions in the equity securities of the Company were made by any of the Reporting Persons.

     (d) No Reporting Person currently has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of Shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Certificate of Designations for the 6.625% Series A Senior Preferred Stock (Liquidation Amount $50.00 Per Share) of Special Metals Corporation that the Company filed on October 28, 1998 with the Secretary of State of the State of Delaware (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 1998).

Exhibit 2 Investment Agreement dated as of July 8, 1998 among Special Metals Corporation, TIMET Finance Management Company and Titanium Metals Corporation (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 1998).

Exhibit 3      Amendment to Investment Agreement dated as of October 28,
               1998 among Special Metals Corporation, TIMET Finance Management Company and Titanium Metals Corporation (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 1998).

Exhibit 4 Senior Secured Credit Agreement dated October 28, 1998 among Special Metals Corporation, certain lenders a party thereto and Credit Lyonnais New York Branch, as Issuing Bank and Agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 1998).

Exhibit 5 Voting Agreement dated October 28, 1998 among TIMET Finance Management Company, Titanium Metals Corporation, Societe Industrielle de Materiaux Avances, LWH Holding S.A. and Advanced Materials Investments Holding S.A. (incorporated by reference to
               Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12,
               1998).

Exhibit 6      Registration Rights Agreement dated October 28, 1998 among
               TIMET Finance Management Company, and Special Metals Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 1998).

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 7, 1998




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 7, 1998




                                /s/ J. Landis Martin
                                --------------------------------
                                J. Landis Martin
                                Signing in the capacity listed on Schedule "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 7, 1998





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 7, 1998





                                /s/ Susan E. Alderton
                                --------------------------------
                                Susan E. Alderton
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as chairman of the board and/or chief executive officer and/or president of each of:

TITANIUM METALS CORPORATION
TREMONT CORPORATION
NL INDUSTRIES, INC.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.
VALMONT INSURANCE COMPANY

SUSAN B. ALDERTON as treasurer of TIMET Finance Management Company.


                                   Schedule B

     The names of the directors and executive officers of the Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), TIMET Finance Management Company ("TFMC"), Titanium Metals Corporation ("TIMET"), Tremont Corporation ("Tremont"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi"), Valmont Insurance Company ("Valmont") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

             Name                  Present Principal Occupation
-------------------------------  --------------------------------

William C. Acton (1)             Vice president; President-North
                                 American Mill Products
                                 Operations of TIMET.

Susan E. Alderton (2)            Vice president and chief
                                 financial officer of NL;
                                 director of Tremont; director
                                 and treasurer of TFMC.

Eugene K. Anderson               Vice president of Contran, Dixie
                                 Holding, Dixie Rice, NOA,
                                 National, Southwest, VGI, Valhi
                                 and Valmont; and treasurer of
                                 the Foundation.

Paul J. Bania (1)                Vice president-quality and
                                 technology of TIMET.

Joseph S. Broz (1)               Vice president-corporate
                                 development of TIMET.

Richard J. Boushka (3)           Director of Tremont; principal
                                 of Boushka Properties, a private
                                 investment firm.

F. Murlyn Broussard (4)          Treasurer of Southwest.

Joseph S. Compofelice (5)        Chairman of the board and chief
                                 executive officer of CompX
                                 International Inc., a
                                 manufacturer of computer support
                                 systems, drawer slides and
                                 locking systems that is
                                 affiliated with Valhi ("CompX");
                                 executive vice president of
                                 Valhi; and a director of NL and
                                 TIMET.

Andrew R. Dixey (1)              Director and president and chief
                                 operating officer of TIMET.

Norman S. Edelcup (6)            Director of Valhi; chairman of
                                 the board of Item Processing of
                                 America Inc., a processing
                                 service bureau.

Charles H. Entrekin, Jr. (1)     Vice president; president-THT
                                 operations of TIMET

Lisa Simmons Epstein             Director and president of the
                                 Foundation.

Kenneth R. Ferris (7)            Director of Valhi; Distinguished
                                 Professor at the American
                                 Graduate School of International
                                 Management.

David B. Garten (5)              Vice president, general counsel
                                 and secretary of NL.

Victoria L. Garret (8)           Director and secretary of TFMC.

Robert D. Hardy (5)              Vice president-tax of NL.

J. Mark Hollingsworth            Vice president and general
                                 counsel of Contran, Dixie
                                 Holding, Dixie Rice, NOA,
                                 National, Southwest, VGI and
                                 Valhi; general counsel of
                                 Valmont, the Foundation and
                                 CompX International Inc., a
                                 manufacturer of computer support
                                 systems, drawer slides and
                                 locking systems that is
                                 affiliated with Valhi ("CompX").

Edward C. Hutcheson, Jr. (9)     Director of TIMET and a
                                 principal of HWG Capital, LLC,
                                 and affiliate of Harris Web &
                                 Garrison, an investment banking
                                 firm.

Francis B. Jacobs, II (8)        Director of TFMC.

Keith A. Johnson                 Controller of the Foundation.

Christian Leonhard (1)           Vice president; President-
                                 European Mill Products
                                 Operations of TIMET

William J. Lindquist             Director and senior vice
                                 president of Contran, Dixie
                                 Holding, NOA, National and VGI;
                                 senior vice president of Dixie
                                 Rice, Southwest and Valhi; vice
                                 president and tax director of
                                 CompX.

A. Andrew R. Louis               Secretary of Contran, Dixie
                                 Holding, Dixie Rice, NOA,
                                 National, Southwest, VGI and
                                 Valhi.

Leslie P. Lundberg (1)           Vice president-human resources
                                 of TIMET

Kelly D. Luttmer                 Tax director of Contran, Dixie
                                 Holding, Dixie Rice, NOA,
                                 National, Southwest, VGI and
                                 Valhi.

Allen Martin (10)                Director of Valmont; and a
                                 partner in the law firm of Downs
                                 Rachlin & Martin PLLC.

J. Landis Martin (1)             President, chief executive
                                 officer and a director of NL;
                                 chairman of the board and chief
                                 executive officer of TIMET; and
                                 chairman of the board, president
                                 and chief executive officer of
                                 Tremont.

Andrew McCollam, Jr. (4)         Director of Dixie Rice;
                                 president and director of
                                 Southwest; and a private
                                 investor.

Harold M. Mire (11)              Vice president of Dixie Rice and
                                 Southwest.

John P. Monahan(1)               Vice president; president-
                                 service center operations of
                                 TIMET

J. Thomas Montgomery, Jr. (1)    Vice president-finance and
                                 treasurer of TIMET; and vice
                                 president-controller and
                                 treasurer of Tremont

Robert E. Musgraves (1)          Vice president, general counsel
                                 and secretary of TIMET and
                                 Tremont.

Dennis G. Newkirk (5)            Vice president and controller of
                                 NL.

Bobby D. O'Brien                 Vice president and treasurer of
                                 CompX, Contran, Dixie Holding,
                                 Dixie Rice, NOA, National, VGI,
                                 Valhi and Valmont; and vice
                                 president of Southwest.

Kenneth R. Peak (12)             Director of NL; and president of
                                 Peak Enernomics, Inc., an energy
                                 industry consulting firm.

Glenn R. Simmons                 Vice chairman of the board of
                                 Contran, Dixie Holding, NOA,
                                 National, VGI and Valhi;
                                 director of NL, Tremont and
                                 CompX; director and executive
                                 vice president of Southwest and
                                 Dixie Rice; chairman of the
                                 board of Keystone Consolidated
                                 Industries, Inc. ("Keystone"), a
                                 manufacturer of steel rod, wire
                                 and wire products that is
                                 affiliated with Contran; and a
                                 director of Valmont.

Harold C. Simmons                Chairman of the board and chief
                                 executive officer of Contran,
                                 Dixie Holding, Dixie Rice, the
                                 Foundation, NOA, National,
                                 Southwest, VGI and Valhi;
                                 chairman of the board of NL;
                                 director of Tremont; and trustee
                                 and member of the trust
                                 investment committee of The
                                 Combined Master Retirement
                                 Trust.

Richard A. Smith (11)            Director and president of Dixie
                                 Rice.

Thomas P. Stafford (13)          Director of Tremont and TIMET;
                                 co-founder of Stafford, Burke
                                 and Hecker, Inc., a consulting
                                 company; director of Allied-
                                 Signal, Inc., CMI Corporation
                                 and Seagate Technologies, Inc.

Patrick J. Stangle (5)           Director and president of
                                 Valmont; and director of risk
                                 management of NL.

Barbara A. Steen (8)             Director and president of TFMC.

Avy H. Stein (14)                Director of Tremont; managing
                                 partner of Willis, Stein &
                                 Partners, a private equity
                                 investment firm.

Gregory M. Swalwell              Vice president and controller of
                                 Contran, Dixie Holding, NOA,
                                 National, VGI and Valhi; vice
                                 president of Dixie Rice and
                                 Southwest; and controller of
                                 Valmont.

J. Walter Tucker, Jr. (15)       President, treasurer and a
                                 director of Tucker & Branham,
                                 Inc., a mortgage banking,
                                 insurance and real estate
                                 company; vice chairman of the
                                 board of Keystone; chairman of
                                 the board of Valmont; and a
                                 director of Valhi.

Steven L. Watson                 Director and president of
                                 Contran, Dixie Holding, NOA,
                                 National, VGI and Valhi;
                                 director and executive vice
                                 president of Dixie Rice;
                                 director, vice president and
                                 secretary of the Foundation;
                                 executive vice president of
                                 Southwest; vice president and
                                 secretary of CompX and Valmont.

Mark A. Wallace (1)              Vice president-strategic change
                                 and information technology of
                                 TIMET

Lawrence A. Wigdor (5)           Director and executive vice
                                 president of NL.

Elmo R. Zumwalt, Jr. (16)        Director of NL; and president of
                                 Admiral Zumwalt & Consultants,
                                 Inc., a Washington-based
                                 consulting firm.

----------

(1) The principal business address for Messrs. Acton, Bania, Broz, Dixey, Entrekin, Leonhard, Lundberg, J. Landis Martin, Monahan, Montgomery, Musgraves and Wallace is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(2)  The principal business address for Ms. Alderton is 70 East 55th Street, 8th
     Floor, New York, New York   10022.  Ms. Alderton is a citizen of the United
     Kingdom.

(3)  The principal business address for Mr. Boushka is 7701 East Kellogg, Suite
     650, Wichita, Kansas   67207.

(4)  The principal business address for Messrs. Broussard and McCollam is 402
     Canal Street, Houma, Louisiana   70360.

(5) The principal business address for Messrs. Compofelice, Garten, Hardy, Newkirk, Stangle and Wigdor is Two Greenspoint Plaza, 16825 Northchase
     Drive, Suite 1200, Houston, Texas   77060.

(6)  The principal business address for Mr. Edelcup is 5190 N.W. 167th Street,
     Suite 300, Miami, Florida   33014.

(7)  The principal business address for Dr. Ferris is 15249 North 59th Avenue,
     Glendale, Arizona   85306-6000.

(8)  The principal business address for Ms. Garrett, Mr. Jacobs and Ms. Steen is
     300 Delaware Avenue, 9th Floor, Wilmington, Delaware   19801.

(9)  The principal business address for Mr. Hutcheson is 5599 San Felipe, Suire
     301, Houston, Texas   77056.

(10) The principal business address for Mr. Allen Martin is 199 Main Street,
     Burlington, Vermont   05402-0190.

(11) The principal business address for Messrs. Mire and Smith is 600 Pasquiere
     Street, Gueydan, Louisiana   70542-0010.

(12) The principal business address for Mr. Peak is 2702 Albans, Houston, Texas 77005.

(13) The principal business address for Mr. Stafford is 1006 Cameron Street,
     Alexandria, Virginia   22314.

(14) The principal business address for Mr. Stein is 227 West Monroe St., Suite
     4300, Chicago, Illinois   60606.

(15) The principal business address for Mr. Tucker is 400 E. Central Boulevard,
     Orlando, Florida   32801.

(16) The principal business address for Admiral Zumwalt is 1000 Wilson
     Boulevard, Suite 3105, Arlington, Virginia   22209.

                                   SCHEDULE C

     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

             Name                  Shares Held     Options Held (1)
-------------------------------  ----------------  ----------------

William C. Acton                          -0-               -0-

Susan E. Alderton                         -0-               -0-

Eugene K. Anderson                        -0-               -0-

Paul J. Bania                             -0-               -0-

Joseph S. Broz                            -0-               -0-

Richard J. Boushka                        -0-               -0-

F. Murlyn Broussard                       -0-               -0-

Joseph S. Compofelice                     -0-               -0-

Andrew R. Dixey                           -0-               -0-

Norman S. Edelcup                         -0-               -0-

Charles H. Entrekin, Jr.                  -0-               -0-

Lisa Simmons Epstein                      -0-               -0-

Kenneth R. Ferris                         -0-               -0-

David B. Garten                           (2)               (2)

Victoria L. Garret                        -0-               -0-

Robert D. Hardy                           -0-               -0-

J. Mark Hollingsworth                     -0-               -0-

Edward C. Hutcheson, Jr.                  -0-               -0-

Francis B. Jacobs, II                     -0-               -0-

Keith A. Johnson                          -0-               -0-

Christian Leonhard                        (2)               (2)

William J. Lindquist                      -0-               -0-

A. Andrew R. Louis                        -0-               -0-

Leslie P. Lundberg                        -0-               -0-

Kelly D. Luttmer                          -0-               -0-

Allen Martin                              (2)               (2)

J. Landis Martin                          (2)               (2)

Andrew McCollam, Jr.                      (2)               (2)

Harold M. Mire                            (2)               (2)

John P. Monahan                           -0-               -0-

J. Thomas Montgomery, Jr.                 -0-               -0-

Robert E. Musgraves                       -0-               -0-

Dennis G. Newkirk                         (2)               (2)

Bobby D. O'Brien                          -0-               -0-

Kenneth R. Peak                           -0-               -0-

Glenn R. Simmons                          -0-               -0-

Harold C. Simmons (3)                     -0-               -0-

Richard A. Smith                          -0-               -0-

Thomas P. Stafford                        -0-               -0-

Patrick J. Stangle                        (2)               (2)

Barbara A. Steen                          -0-               -0-

Avy H. Stein                              (2)               (2)

Gregory M. Swalwell                       -0-               -0-

J. Walter Tucker, Jr.                     (2)               (2)

Steven L. Watson                          -0-               -0-

Mark A. Wallace                           -0-               -0-

Lawrence A. Wigdor                        (2)               (2)

Elmo R. Zumwalt, Jr.                      (2)               (2)
----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)  Unknown at the time of filing.

(3) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.